UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 17, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date October 17, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO CORPORATION’S INTERIM REVIEW FOR JANUARY — SEPTEMBER 2006
INVITATION TO A NEWS CONFERENCE
(Helsinki, Finland October 17, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation’s Interim Review January — September 2006 will be published on Wednesday, October 25, 2006 at about 12.00 p.m. Finnish time.
The news conference will be held on October 25, 2006 at
- 8:00 a.m. US EST
- 1:00 p.m. UK time
- 2:00 p.m. CET
- 3:00 p.m. Finnish time, EET
at Metso’s Corporate Office, Fabianinkatu 9 A, Helsinki, Finland.
The news conference can be followed live on the Internet at www.metso.com.
Conference call
You will be able to participate in the news conference through a simultaneously arranged conference call.
Conference call participants are requested to call in a few minutes prior to the start of teleconference in
US: +1 334 420 4951
other countries: +44 (0)20 7162 0197
- A replay is available for 48 hours after the conference in
US: +1 954 334 0342 (access code: 681 846)
other countries: +44 (0)20 7031 4064 (access code: 681 846)
The presentation material will be available before the start of the news conference at www.metso.com > Investors.
You are most welcome to participate in the news conference or the conference call.
Metso Corporation

Kati Renvall Vice President, Corporate Communications	Johanna Sintonen Vice President, Investor Relations
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.